SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 2)*

ACM Research, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00108J109

(CUSIP Number)

Wangyu Ge

Shanghai Science and Technology Venture Capital (Group) Co., Ltd.

Bohua Plaza, 39th Floor 669, Xinzha

Jing'an District, Shanghai, People’s Republic Of China 200041

+86 021 2230 2882

With copies to:

 Lufei Liu

Shanghai Pudong Science and Technology Investment Group Co., Ltd.

No. 118 Rongke Road, 17th Floor

Pudong New Area, Shanghai, People’s Republic of China 200120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 9 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00108J109	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Shanghai Science and Technology Venture Capital (Group) Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,338,510 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,338,510 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,338,510 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Shanghai Science and Technology Venture Capital (Group) Co., Ltd. (“SHSTVC”) may be deemed to beneficially own the 3,358,728 shares held by Shanghai Pudong Science and Technology Investment Group Co., Ltd. (“PDSTVC”) as a result of its rights under the Coordination Agreement (as defined in Item 6 of the Schedule 13D amended hereby); however, the shares held by PDSTVC are not included in the number of shares reported as beneficially owned by SHSTVC in this Schedule 13D.

SCHEDULE 13D

CUSIP No. 00108J109	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Shanghai Pudong Science and Technology Investment Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,358,728
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,358,728
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,358,728
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON OO

This Amendment No. 2 (this “Amendment”) to Schedule 13D amends the Schedule 13D, as amended by Amendment No. 1 thereto (the “Schedule 13D”), filed by Shanghai Science and Technology Venture Capital (Group) Co., Ltd. (“SHSTVC”) and Shanghai Pudong Science and Technology Investment Group Co., Ltd. (“PDSTVC” and, together with SHSTVC, the “Reporting Persons”), with respect to the Class A common stock of ACM Research, Inc. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

The below paragraph is added as the penultimate paragraph of Item 4 of the Schedule 13D:

In accordance with an administrative order, SHSTVC intends to transfer all of its equity interest in PDSTVC to a third party in the near future. In connection with such transfer, SHSTVC and PDSTVC expect to terminate the Coordination Agreement.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)

(1)	Shanghai Science and Technology Venture Capital Co., Ltd.

Number of shares: 2,338,510

Percentage of shares: 4.1%

(2)	Shanghai Pudong Science and Technology Investment Group Co., Ltd.

Number of shares: 3,358,728

Percentage of shares: 5.8%

(b)

(1)	Shanghai Pudong Science and Technology Investment Group Co., Ltd.

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 2,338,510

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 2,338,510

(2)	Shanghai Pudong Science and Technology Investment Group Co., Ltd

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 3,358,728

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 3,358,728

(c)

Each of the Reporting Persons is a member of a “group” for purposes of Rule 13d-3 under the Act, with the other Reporting Person as a result of the Coordination Agreement (as defined in Item 6 below). Such group beneficially owns, in the aggregate 5,697,238 shares of Class A Common Stock, or approximately 9.92% of the outstanding shares of Class A Common Stock. SHSTVC may be deemed to beneficially own shares held by PDSTVC as a result of its rights under the Coordination Agreement; however, the shares held by PDSTVC are not included in the number of shares reported as beneficially owned by SHSTVC in this Schedule 13D. Additionally, in December 2022 SHSTVC acquired a 46% equity interest in PDSTVC. However, prior to the execution of the Coordination Agreement, SHSTVC did not have voting control in respect of the shares of Class A Common Stock held by PDSTVC. See Item 4 of the Schedule 13D amended hereby for additional details regarding SHSTVC’s interest in PDSTVC.

The percentage of Class A Common Stock beneficially owned by the Reporting Persons (including the group formed by the Reporting Persons) reflects 57,449,013 shares of Class A Common Stock outstanding as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024. Transactions in the Class A Common Stock effected by the Reporting Persons in the last sixty (60) days are set forth on Exhibit 2 to this Amendment. All transactions reflected in Exhibit 2 to this Amendment were effected in the open market through a broker pursuant to a 10b5-1 Plan adopted by SHSTVC on June 12, 2024.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 2	Schedule of Transactions for Item 5(c) of Amendment No. 2.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2024

SHANGHAI SCIENCE AND TECHNOLOGY VENTURE CAPITAL (GROUP) CO., LTD.

By: /s/ Wangyu Ge
Name: Wangyu Ge
Title: Authorized Representative

SHANGHAI PUDONG SCIENCE AND TECHNOLOGY INVESTMENT (GROUP) CO., LTD.

By: /s/ Lufei Liu
Name: Lufei Liu
Title: Authorized Representative

EXHIBIT 2

SCHEDULE OF TRANSACTIONS

The following table sets forth all transactions in the Class A Common Stock effected by the Reporting Persons in the last sixty (60) days. All such transactions were effected in the open market through a broker pursuant to a 10b5-1 Plan adopted by SHSTVC on June 12, 2024.

Reporting Person	Title of Security	Date of Transaction	Nature of Transaction	Quantity	Price*
SHSTVC	Class A Common Stock	10/01/2024	Sell	8,304	$20.19(1)
SHSTVC	Class A Common Stock	10/02/2024	Sell	26,300	$20.01(2)
SHSTVC	Class A Common Stock	10/04/2024	Sell	570,735	$21.52(3)
SHSTVC	Class A Common Stock	10/04/2024	Sell	129,265	$20.94(4)
SHSTVC	Class A Common Stock	10/07/2024	Sell	100,514	$25.36(5)
SHSTVC	Class A Common Stock	10/07/2024	Sell	1,481	$25.02(6)
SHSTVC	Class A Common Stock	10/07/2024	Sell	173,005	$23.32(7)
SHSTVC	Class A Common Stock	10/08/2024	Sell	90,396	$21.13(8)

* The reported price reflects the weighted average sale price. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of Common Shares sold at each separate price within the range set forth herein.

(1) This transaction was executed in multiple trades at prices ranging from $20.00 to $20.28, inclusive.

(2) This transaction was executed in multiple trades at prices ranging from $20.00 to $20.17, inclusive.

(3) This transaction was executed in multiple trades at prices ranging from $21.11 to $22.10, inclusive.

(4) This transaction was executed in multiple trades at prices ranging from $20.71 to $21.10, inclusive.

(5) This transaction was executed in multiple trades at prices ranging from $25.03 to $26.02, inclusive.

(6) This transaction was executed in multiple trades at prices ranging from $25.01 to $25.02, inclusive.

(7) This transaction was executed in multiple trades at prices ranging from $23.05 to $23.91, inclusive.

(8) This transaction was executed in multiple trades at prices ranging from $20.53 to $21.51, inclusive.